UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Alex J. Mandl
   8065 Leesburg Pike, 4th Floor
   VA, Vienna 22182
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   Fiscal Year 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |200                |I     |By Spouse                  |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Nonqualified Stock Optio|$10.594 |     |    |           |   |1    |11/21|Common Stock|       |       |245424      |D  |            |
n                       |        |     |    |           |   |     |/07  |            |       |       |            |   |            |
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Nonqualified Stock Optio|$28.899 |     |    |           |   |2    |7/17/|Common Stock|       |       |26096       |D  |            |
ns                      |        |     |    |           |   |     |08   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$43.91  |7/16/|A   |16284      |A  |3    |7/16/|Common Stock|16284  |N/A    |            |D  |            |
ns                      |        | 1999|    |           |   |     |09   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$43.91  |7/16/|A   |1673       |A  |4    |7/16/|Common Stock|1673   |N/A    |            |D  |            |
ns                      |        | 1999|    |           |   |     |09   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$43.91  |1/4/ |G   |16284      |D  |3    |7/16/|Common Stock|16284  |N/A    |1673        |D  |            |
ns                      |        |2000 |    |           |   |     |09   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$43.91  |1/4/ |G   |16284      |A  |3    |7/16/|Common Stock|16284  |N/A    |16284       |I  |Family LLC  |
ns                      |        |2000 |    |           |   |     |09   |            |       |       |            |   |            |
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
Explanation of Responses:
1. Exercisable in accordance with the following schedule: 49,084 shares on 11/21/98, 11/21/99 and 11/21/01, and 49,086 shares on 11/21/00 and 11/21/02.
2. Exercisable in accordance with the following schedule: 5,218 shares on 7/17/99, 5,219 shares on 7/17/00 and 7/17/02, and 5,220 shares on 7/17/01 and
7/17/03.
3. Exercisable according to the following schedule: 3,256 shares on 7/16/00 and 3,257 shares on 7/16 of each year from 2001 through 2004.
4. Exercisable according to the following schedule: 334 shares on 7/16/00 and 7/16/02 and 335 shares on 7/16/01, 7/16/03 and 7/16/04.